FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-207361-04

PROSPECTUS SUPPLEMENT

(To Preliminary Prospectus Dated December 6, 2016)

$527,185,000 (Approximate)

CSMC 2016-NXSR Mortgage Trust

(Central Index Key Number 0001691198)

Issuing Entity

Credit Suisse Commercial Mortgage Securities Corp.

(Central Index Key Number 0001654060)

Depositor

Column Financial, Inc.

(Central Index Key Number 0001628601)

Natixis Real Estate Capital LLC

(Central Index Key Number 0001542256)

UBS AG

(Central Index Key Number 0001685185)

Sponsors and Mortgage Loan Sellers

CSMC 2016-NXSR Mortgage Trust Commercial Mortgage Pass-Through Certificates,
Series 2016-NXSR

This is a supplement to the preliminary prospectus dated December 6, 2016 (the “Preliminary Prospectus”).

The Preliminary Prospectus is updated in the manner set forth herein. Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Preliminary Prospectus.

Credit Suisse
Co-Lead Manager and Joint Bookrunner
Natixis Securities Americas LLC	UBS Securities LLC
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner

The date of this Supplement is December 9, 2016

I.       STRUCTURAL UPDATE

1.	The initial Certificate Balance of the Class A-3 Certificates will be decreased to $65,000,000.
2.	The initial Certificate Balance of the Class A-4 Certificates will be increased to $224,907,000.

3.      With respect to the “Offered Certificates”, the table set forth in “Summary of the Certificates” in the Preliminary Prospectus is deleted and replaced with the following.

Class	Approx. Initial Certificate Balance or Notional Amount(1)		Initial Available Certificate Balance or Notional Amount(1)		Initial Retained Certificate Balance or Notional Amount(1)(4)		Approx. Initial Credit Support(2)	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)(5)	Expected Principal Window(5)
Offered Certificates
A-1	$22,779,000		$21,640,000		$1,139,000		30.000%	(6)	September 2021%		2.60	1 - 57
A-2	$85,980,000		$81,681,000		$4,299,000		30.000%	(6)	November 2021%		4.78	57 - 59
A-3	$65,000,000		$61,750,000		$3,250,000		30.000%	(6)	January 2026%		9.03	107 - 109
A-4	$224,907,000		$213,661,000		$11,246,000		30.000%	(6)	November 2026%		9.79	109 - 119
A-SB	$26,116,000		$24,810,000		$1,306,000		30.000%	(6)	November 2025%		7.00	59 - 107
X-A	$455,124,000	(7)	$432,366,000	(7)	$22,758,000	(7)	N/A	Variable IO(8)	November 2026%		N/A	N/A
X-B	$40,961,000	(7)	$38,912,000	(7)	$2,049,000	(7)	N/A	Variable IO(8)	December 2026%		N/A	N/A
A-S	$30,342,000		$28,824,000		$1,518,000		25.000%	(6)	November 2026%		9.90	119 - 119
B	$40,961,000		$38,912,000		$2,049,000		18.250%	(6)	December 2026%		9.90	119 - 120
C	$31,100,000		$29,545,000		$1,555,000		13.125%	(6)	December 2026%		9.98	120 - 120

4.      The tables with respect to the Class A-3 and Class A-4 Certificates set forth in “Yield and Maturity Considerations—Weighted Average Life” are deleted and replaced in their entirety with the following.

Percentages of the Initial Certificate Balance of
the Class A-3 Certificates at the Specified CPYs:

	Prepayment Assumption
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Closing Date	100%	100%	100%	100%	100%
December 2017	100	100	100	100	100
December 2018	100	100	100	100	100
December 2019	100	100	100	100	100
December 2020	100	100	100	100	100
December 2021	100	100	100	100	100
December 2022	100	100	100	100	100
December 2023	100	100	100	100	100
December 2024	100	100	100	100	100
December 2025	73	70	65	58	0
December 2026 and thereafter	0	0	0	0	0
Weighted Average Life (in years)(1)	9.03	9.03	9.02	9.00	8.85

Percentages of the Initial Certificate Balance of
the Class A-4 Certificates at the Specified CPYs:

	Prepayment Assumption
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Closing Date	100%	100%	100%	100%	100%
December 2017	100	100	100	100	100
December 2018	100	100	100	100	100
December 2019	100	100	100	100	100
December 2020	100	100	100	100	100
December 2021	100	100	100	100	100
December 2022	100	100	100	100	100
December 2023	100	100	100	100	100
December 2024	100	100	100	100	100
December 2025	100	100	100	100	100
December 2026 and thereafter	0	0	0	0	0
Weighted Average Life (in years)(1)	9.79	9.77	9.73	9.68	9.46

II.       COLLATERAL UPDATE

1.      The table entitled “Sellers of the Mortgage Loans” contained in “Summary of Terms” in the Preliminary Prospectus is deleted and replaced in its entirety with the following.

Sponsor	Originator	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Natixis Real Estate Capital LLC	Natixis Real Estate Capital LLC(1)	17	$316,170,188	52.1%
UBS AG, New York Branch	UBS AG, New York Branch(2)(3)	10	216,639,165	35.7
Column Financial, Inc.	Column Financial, Inc.(4)(5)	6	74,022,687	12.2
Total		33	$606,832,040	100.0%

(1)	One (1) of two (2) notes that evidences the mortgage loan identified on Annex A-1 to this prospectus as Gurnee Mills, which note represents approximately 4.1% of the initial pool balance, was acquired by Natixis Real Estate Capital LLC from Column Financial, Inc. prior to the date hereof for inclusion in this securitization transaction. The note was funded by Regions Bank and had been previously acquired by Column Financial, Inc. from Regions Bank. The note is part of a whole loan that was co-originated by Column Financial, Inc., Wells Fargo Bank, National Association and Regions Bank. Such mortgage loan was underwritten in accordance with the procedures described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Natixis Real Estate Capital LLC” in this prospectus. The “Number of Mortgage Loans” shown in the table above for Natixis Real Estate Capital LLC does not include this note; however, the “Aggregate Principal Balance of Mortgage Loans” and the “Approx. % of Initial Pool Balance” shown in the table above for Natixis Real Estate Capital LLC do include this note.
(2)	One (1) of the UBS AG, New York Branch mortgage loans identified on Annex A-1 to this prospectus as Wolfchase Galleria, representing approximately 4.9% of the initial pool balance, is part of a whole loan that was co-originated with Morgan Stanley Bank N.A. In addition, one (1) of the UBS AG, New York Branch mortgage loans identified on Annex A-1 to this prospectus as 681 Fifth Avenue, representing approximately 2.5% of the initial pool balance, is part of a whole loan that was co-originated with Citigroup Global Markets Realty Corp.
(3)	Certain of the UBS AG, New York Branch mortgage loans were originated by Cantor Commercial Real Estate Lending, L.P. UBS AG, New York Branch has re-underwritten such mortgage loans in accordance with the procedures described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—UBS AG, New York Branch” in this prospectus.
(4)	One (1) of two (2) notes that evidences the mortgage loan identified on Annex A-1 to this prospectus as Gurnee Mills, which note represents approximately 5.8% of the initial pool balance, is part of a whole loan that was co-originated with Wells Fargo Bank, National Association and Regions Bank.
(5)	Certain of the Column Financial, Inc. mortgage loans were originated by Pillar Funding III LLC. Such mortgage loans were underwritten in accordance with the procedures described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Column Financial, Inc.” in this prospectus.

In addition, the table entitled “Sellers of the Mortgage Loans” contained in “Description of the Mortgage Pool—General” in the Preliminary Prospectus is updated in the same manner.

2.      In Annex A-1 to the Preliminary Prospectus, the value under the “TI/LC Reserve Cap” column for Great Falls Marketplace is deleted and replaced with $750,000. Similar information set forth in “Mortgage Loan No. 11 – Great Falls Marketplace” to Annex A-2 to the Preliminary Prospectus is updated in the same manner.

III.       EU RISK RETENTION

1.      Natixis Real Estate Capital LLC will covenant and represent to the issuing entity, the underwriters, the depositor, the certificate administrator and the trustee that it will retain a material net economic interest in the securitization for the purpose of the EU risk retention requirements.

2.      The following section is added to the Preliminary Prospectus:

EU Securitization Risk Retention Requirements

The Retaining Party will enter into on the Closing Date an agreement with the issuing entity, the underwriters, the depositor, the certificate administrator and the trustee (the “Credit Risk Retention Agreement”) under which such Retaining Party will, among other things, give certain covenants and representations for the purpose of the EU Retention Requirements.

“EU Retention Requirements” means, together, the risk retention requirements set out in:

(a)   Articles 404 to 410 of the European Union Regulation (EU) No 2013/575/EU (the “Capital Requirements Regulation”), as supplemented by Commission Delegated Regulation (EU) No 625/2014, including any further technical standards and guidance published in relation thereto as may be effective from time to time;

(b)   Articles 254-257 of the European Union Regulation (EU) No 2015/35 (the “Solvency II Regulation”), including any technical standards and guidance published in relation thereto as may be effective from time to time; and

(c)   Articles 50-56 of Commission Delegated Regulation (EU) No 231/2013 (the “AIFM Regulation”), including any technical standards and guidance published in relation thereto as may be effective from time to time.

Under the Credit Risk Retention Agreement, the Retaining Party will covenant for the benefit of the issuing entity, the underwriters, the depositor, the certificate administrator and the trustee, for so long as any certificates are outstanding:

(a)   to hold and retain as originator on an ongoing basis a material net economic interest in the transaction described in this prospectus in the form specified in paragraph (a) of Article 405(1) of the Capital Requirements Regulation as supplemented by Article 5(1)(c) of Commission Delegated Regulation (EU) No 625/2014, which provides that a retention in the form specified in paragraph (a) of Article 405(1) may also be achieved by retention of a vertical tranche which has a nominal value of no less than 5% of the total nominal value of each of the tranches sold or transferred to investors (the “Retention Covenant”);

(b)   that neither it nor any of its affiliates will sell, transfer, hedge or otherwise mitigate its credit risk (including in connection with the entry into any financing arrangements) under or associated with its net economic interest specified in paragraph (a) or the portfolio of mortgage loans, where to do so would cause the transaction described in this prospectus to cease to be compliant with the EU Retention Requirements (the “Hedging Covenant”);

(c)   subject to any regulatory requirements, (i) to take such further action, provide such information, on a confidential basis, (including the information referred to in Article 409 of the Capital Requirements Regulation, Article 52(e) and (f) of the AIFM Regulation or Article 256(d) of the Solvency II Regulation) and enter into such other agreements in each case as may reasonably be required to satisfy the EU Retention Requirements; provided that the Retaining Party will not be in breach of this covenant if it fails to comply due to events, actions and circumstances beyond its control and (ii) to provide to the issuing entity, on a confidential basis, information in the possession of the Retaining Party relating to its holding of the RRI Interest, at the cost and expense of the party seeking such information, and to the extent the same under sub-clause (i) or (ii) of this section is not subject to a duty of confidentiality, at any time prior to the maturity of the certificates;

(d)   to confirm its continued compliance with the covenant set out at sub-paragraph (a) and (b) above to the issuing entity, the underwriters, the depositor, the trustee and the certificate administrator, in each case in writing (which may be by way of e-mail) upon the request of the issuing entity, the certificate administrator or the trustee (A) following a material change in the performance of the certificates or the risk characteristics of the certificates or of the underlying portfolio of Mortgage Loans and (B) following a breach of the obligations included in the PSA of which the Retaining Party is aware; and

(e)   to notify promptly the issuing entity, the trustee, the certificate administrator and the directing certificateholder if for any reason (i) it ceases to hold the amount of the RRI Interest specified as to be purchased and retained by the Retaining Party under “U.S. Credit Risk Retention—General” above in accordance with clause (a) above, (ii) it fails to comply with the covenant set out in clause (b) above in any respect, (iii) it fails to comply with the covenant set out in clause (c) above in any material respect, or (iv) any of the representations and warranties of such Retaining Party contained in the Credit Risk Retention Agreement were untrue on the date given.

Under the Credit Risk Retention Agreement, the Retaining Party will represent and warrant to the issuing entity, the underwriters, the depositor and the trustee that in relation to each Mortgage Loan sold by the Retaining Party, either (i) the Retaining Party purchased such Mortgage Loan for its own account prior to selling it to the depositor in accordance with Article 4(1)(13)(b) of the Capital Requirements Regulation; or (ii) the Retaining Party either itself or through related entities, directly or indirectly, was involved in the original agreement which created such Mortgage Loan in accordance with Article 4(1)(13)(b) of the Capital Requirements Regulation.

The issuing entity, the underwriters, the depositor and the trustee are each parties to the Credit Risk Retention Agreement solely for the purposes of obtaining the benefit of the representations, warranties and covenants contained therein and under no circumstances will any of them be deemed to have undertaken any obligations thereunder or by virtue of their entry into the Credit Risk Retention Agreement.

Under the PSA, the certificate administrator will include in each Distribution Date Statement a statement that there is available on the website of the certificate administrator information regarding ongoing compliance by the Retaining Party with the Retention Covenant and the Hedging Covenant, which will be posted on the “Risk Retention Compliance” tab of the certificate administrator’s website. The certificate administrator will post on such tab the following statements provided to it by the Retaining Party, specified as follows:

(a)   the original principal amount of the RRI Interest of which the Retaining Party is the registered holder and whether such amount matches that amount which the Retaining Party has committed to retain under the Credit Risk Retention Agreement; and

(b)   (i) unless the Retaining Party has provided notice to the contrary in respect of such Retaining Party, a statement (without verification) that the RRI Interest of such Retaining Party is complying with the Hedging Covenant and (ii) in the case that the certificate administrator has received a notification that such Retaining Party has failed to comply with the Hedging Covenant, a statement of such non-compliance and all details in relation to the same contained in such notification.

Mortgage Loans representing 48.0% of the Initial Pool Balance were originated by the Retaining Party. Pursuant to a mortgage loan purchase agreement dated as of December 8, 2016, (the “Retaining Party Mortgage Loan Purchase Agreement”) the Retaining Party purchased from Column a Mortgage Loan (the “Column Mortgage Loan”) representing 4.1% of the Initial Pool Balance, which will be sold by the Retaining Party to the depositor pursuant to the terms of the MLPA on the Closing Date. For the period of time between the purchase by the Retaining Party and its sale to the depositor, the Retaining Party will have been exposed to the credit risk and market risk of the Column Mortgage Loan.

3.      The following section is added under “Risk Factors” in the Preliminary Prospectus.

EU Risk Retention and Due Diligence Requirements

Investors should be aware of the risk retention and due diligence requirements in Europe (the “EU Risk Retention and Due Diligence Requirements”) which currently apply, or are expected to apply in the future, in respect of various types of EU regulated investors including credit institutions, authorized alternative investment fund managers, investment firms, insurance and reinsurance undertakings, management companies and funds regulated pursuant to the Undertakings for Collective Investments in Transferable Securities (UCITS) Directive and institutions for occupational retirement provision. Among other things, such requirements restrict an investor who is subject to the EU Risk Retention and Due Diligence Requirements from investing in securitizations unless: (i) the originator, sponsor or original lender in respect of the relevant securitization has explicitly disclosed that it will retain, on an on-going basis, a net economic interest of not less than five percent in respect of certain specified credit risk tranches or securitized exposures; and (ii) such investor is able to demonstrate that they have undertaken certain due diligence in respect of various matters including but not limited to its note position, the underlying assets and (in the case of certain types of investors) the relevant sponsor or originator.

Each investor subject to the EU Risk Retention and Due Diligence Requirements should consult with its own legal, accounting, regulatory and other advisors and/or its regulator to determine whether, and to what extent, the information set out in this prospectus and in any investor report provided in relation to the transaction is sufficient for the purpose of satisfying the EU Risk Retention and Due Diligence Requirements. None of the originators, the issuing entity, the depositor, the trustee, the certificate administrator, the underwriters, their respective affiliates or any other person makes any representation, warranty or guarantee that any such information is sufficient for such purposes or any other purpose or that the structure of the offered certificates and the transactions described herein are compliant with the EU Risk Retention and Due Diligence Requirements or any other applicable legal regulatory or other requirements and no such person will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of the transactions contemplated hereby to comply with or otherwise satisfy such requirements. Investors are required to independently assess and determine the sufficiency of such information.

If a regulator determines that the transaction does not comply or, as a result of a breach by an entity that has covenanted to retain a net economic interest of such covenant, is no longer in compliance with, the EU Risk Retention and Due Diligence Requirements, an investor subject to the EU Risk Retention and Due Diligence Requirements may be subject to regulatory penalties and, in the case that such investor is subject to regulatory capital requirements, a punitive capital charge may apply in respect of the offered certificates held by it. Such a determination could have a negative impact on the price and liquidity of the offered certificates in the secondary market.

On 30 September 2015, the European Commission published a proposal to amend the CRR (the “Draft CRR Amendment Regulation”) and a proposed regulation relating to a European framework for simple, transparent and standardized securitization (such proposed regulation, including any implementing regulation, technical standards and official guidelines related thereto, the “Securitization Framework” and, together with the Draft CRR Amendment Regulation, the “Securitization Regulation”) which would, among other things, re-cast the EU risk retention rules as part of wider changes to establish a “Capital Markets Union” in Europe. The Presidency of the Council of Ministers of the European Union has also published compromise proposals concerning the Securitization Regulation. The Securitization Regulation will need to be considered, finalized and adopted by the European Parliament and Council of Ministers. It is unclear at this time when the Securitization Regulation will become effective. Investors should be aware that there are material differences between the current EU Risk Retention and Due Diligence Requirements and the Securitization Regulation. The Securitization Regulation may also enter into force in a form that differs from the published proposals and drafts.

There can therefore be no assurances as to whether the transactions described herein will be affected by a change in law or regulation relating to the EU Risk Retention and Due Diligence Requirements (including the Securitization Regulation), including as a result of any changes recommended in future reports or reviews. Investors should therefore make themselves aware of the EU Risk Retention and Due Diligence Requirements, the proposed Securitization Regulation (and any corresponding implementing rules of their regulator), in addition to any other regulatory requirements that are (or may become) applicable to them and/or with respect to their investment in the offered certificates.

4.      The following bullet point contained in “Risk Factors—Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates” in the Preliminary Prospectus is deleted in its entirety.

•	Investors should be aware of the risk retention and due diligence requirements in Europe (the “EU Risk Retention and Due Diligence Requirements”) which currently apply, or are expected to apply in the future, in respect of various types of European Union regulated investors including credit institutions, authorized alternative investment fund managers, investment firms, insurance and reinsurance undertakings and UCITS funds. Amongst other things, such requirements restrict an investor who is subject to the EU Risk Retention and Due Diligence Requirements from investing in securitizations unless: (i) the originator, sponsor or original lender in respect of the relevant securitization has explicitly disclosed that it will retain, on an on-going basis, a net economic interest of not less than five percent in respect of certain specified credit risk tranches or securitized exposures; and (ii) such investor is able to demonstrate that they have undertaken certain due diligence in respect of various matters including but not limited to its note position, the underlying assets and (in the case of certain types of investors) the relevant sponsor or originator. Failure to comply with one or more of the requirements may result in various penalties including, in the case of those investors subject to regulatory capital requirements, the imposition of a punitive capital charge on the Certificates acquired by the relevant investor.

On 30 September 2015, the European Commission published a proposal to amend the EU Risk Retention and Due Diligence Requirements (the “Draft CRR Amendment Regulation”) and a proposed regulation relating to a European framework for simple, transparent and standardized securitization (such proposed regulation, including any implementing regulation, technical standards and official guidelines related thereto, the “Securitization Framework” and, together with the Draft CRR Amendment Regulation, the “Securitization Regulation”) which would, amongst other things, re-cast the European Union risk retention rules as part of wider changes to establish a “Capital Markets Union” in Europe. The Presidency of the Council of Ministers of the European Union has also published compromise proposals concerning the Securitization Regulation. The Securitization Regulation will need to be considered, finalized and adopted by the European Parliament and Council of Ministers. It is unclear at this time when the Securitization Regulation will become effective. Investors should be aware that there are material differences between the current EU Risk Retention and Due Diligence Requirements and the Securitization Regulation. The Securitization Regulation may also enter into force in a form that differs from the published proposals and drafts.

None of the sponsors, the depositor or the issuing entity intends to retain a material net economic interest in the securitization constituted by the issue of the offered certificates in accordance with the EU Risk Retention and Due Diligence Requirements or to take any other action which may be required by EEA-regulated investors for the purposes of their compliance with the EU Risk Retention and Due Diligence Requirements or similar requirements. Consequently, the offered certificates are not a suitable investment for EEA-credit institutions, investment firms or the other types of EEA regulated investors mentioned above. As a result, the price and liquidity of the offered certificates in the secondary market may be adversely affected. EEA-regulated investors are encouraged to consult with their own investment and legal advisors regarding the suitability of the offered certificates for investment.

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THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS PRELIMINARY AND MAY BE SUPPLEMENTED OR AMENDED PRIOR TO THE TIME OF SALE.

IN ADDITION, THE OFFERED CERTIFICATES REFERRED TO IN THIS PROSPECTUS SUPPLEMENT, AND THE ASSET POOL BACKING THEM, ARE SUBJECT TO MODIFICATION OR REVISION (INCLUDING THE POSSIBILITY THAT ONE OR MORE CLASSES OF CERTIFICATES MAY BE SPLIT, COMBINED OR ELIMINATED) AT ANY TIME PRIOR TO ISSUANCE, AND ARE OFFERED ON A “WHEN, AS AND IF ISSUED” BASIS.

THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY SECURITY OR CONTRACT DISCUSSED IN THESE MATERIALS.

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR AND WILL BE SUPERSEDED BY INFORMATION DELIVERED TO SUCH PROSPECTIVE INVESTOR PRIOR TO THE TIME OF SALE.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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